Filed by Bowater Incorporated

Commission File No. 1-8712

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AbitibiBowater Inc.

Commission File No. 333-141428

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in the following materials that are not historical fact are forward-looking statements, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “thinks,” “hopes,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the progress of various regulatory approvals and the likelihood that such approvals will be obtained, the timing of the transaction, the progress of the integration efforts, projected synergies, their realization and the timing for achieving such realization, future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The following materials also include information that has not been reviewed by Abitibi-Consolidated or Bowater’s independent auditors. There is no assurance the combination contemplated in the following materials will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following materials are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which includes a preliminary proxy statement of Bowater, a preliminary prospectus of AbitibiBowater and a preliminary management information circular of Abitibi-Consolidated. Shareholders are urged to read the preliminary joint proxy statement/prospectus/management information circular regarding the proposed combination, and the definitive proxy statement/prospectus/management information circular when it becomes available, because it contains or will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in the 2006 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 15, 2007, and the management information circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007. Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 on Form 10-K/A filed on April 30, 2007, and in the preliminary proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended on Form S-4/A filed on May 8, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus/management information circular filed with the SEC and will be contained in the definitive joint proxy statement/prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities regulatory authorities when they become available.

EXPLANATORY NOTE

Set forth below are slides and accompanying remarks presented and made on May 10, 2007 by William G. Harvey, Executive Vice President and Chief Financial Officer of Bowater, at the UBS 2007 Leveraged Finance Conference, which relate to the pending combination of Bowater and Abitibi-Consolidated.

Merger Announcement
• On January 29, Bowater announced its agreement to combine
with Abitibi-Consolidated Inc. in a “merger of equals”
• Regulatory approvals are in process
• US - Department of Justice
• Canada - Competition Bureau
• Investment Canada
• Expect to close in the 3
rd
quarter

I’d like to also give you a status on Bowater’s announced agreement to merge with Abitibi-Consolidated.
In terms of the merger process, we have received a second request from the U.S. Department of Justice, as we expected and we are working to respond to this request for additional information.  We are similarly working with the
Competition Bureau to provide the information they need. We are pleased with the status of the deal and continue to expect closing in the 3rd quarter.  We have filed an amended preliminary S-4 this week.

Merger Rationale
• Creates stronger company better able to compete in global market
• Better positioned to adapt to challenging newsprint market conditions
• Significant value creation through US$250 million of annualized cost synergies
• Increased cash flow, better growth platform and asset mix
• Increased efficiencies, better product quality, new product innovation, logistical flexibility
• Proven leadership team with a successful integration track record
• Positioned for greater success than either company could have achieved on its own

The merger rationale was described in detail on our January announcement date.
I believe the merger offers significant benefits to our debt holders, shareholders, customers and other stakeholders.
The rationale is clear – Combining the two companies will create a company better positioned to compete in the global market.
The industry is facing significant challenges --
1. Customer needs are changing
2. Competition continues
3. Demand for newsprint is declining
Given these challenges, the benefits of combining the two companies are compelling. We will be able to generate efficiencies and compete more effectively in the global market.
Additionally, significant value will be created through the expected US$250 million of annualized cost synergies that we believe are very achievable.

Substantial Synergies
• Cost synergies driven through scale and
implementation of best practices
• Expected annual run rate:
• US$125 million by end of year 1
• US$250 million by end of year 2
• NPV of cost synergies is US$1.5 billion
1
•
Production
•
SG&A
•
Distribution
•
Procurement
1
Reflects NPV of synergies of $1.5 billion assuming 10% discount rate and 1% perpetuity growth rate, net of US$125 million of one-time costs

Let me take a minute on the synergies.
The US$250 million of synergies come from four main areas:
Production – sharing of best practices in the new, bigger company
SG&A – reduce overlap in administrative and sales functions
Distribution - comes from the ability to utilize a larger mill network and service customers more efficiently
Procurement – is the ability to obtain large volume discounts
We expect to achieve $125 million of these synergies by the end of the first year and $250 million by the end of the second year.
Again, this merger will create an industry leader that is well positioned to adapt to evolving customer needs and to meet the challenges of our markets. However, until the merger closes, we will continue to compete and operate as two independent companies.

The following exchange occurred during the question and answer session after Mr.Harvey’s presentation:
Question:
Bill, can you talk about the synergies that you guys indicated with regards to the Abitibi-Bowater merger? You said
$125 million in one year; how easily is that to get there? Can you quantify that at all for us? Give us some color on that?
Answer:
What I can describe to you is the process that we went through to develop the numbers, and this was before we had any communication of information between Abitibi and ourselves. We used a consultant and we fed information in to the consultant independently. This was prior to the announcement of the deal. From our point of view we needed to be very comfortable that synergies were large, we understood how big they could be and how quickly we could get them. And by using the consultants even before the announcement, that gave us an ability for the consultant to look at competitive information we could not share amongst each other and determine what synergies are available. So, just by the nature of that process, it is very conservative; at the same point it gives us a lot of assurance that we can get the synergies. Clearly, it’s a more difficult market today than it was four or five months ago so the sense of urgency is even higher and we talked about getting $125 million by the end of year one, that’s achievable, and our job is to do it quicker than that.